Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal Receives Regulatory Approvals for Normal Course Issuer Bid

TORONTO, September 2, 2025 – Bank of Montreal (TSX:BMO)(NYSE:BMO) today announced that it has received approvals from the Toronto Stock Exchange (TSX) and the Office of the Superintendent of Financial Institutions Canada to proceed with its normal course issuer bid. As previously announced, Bank of Montreal (the Bank) intends to terminate its existing normal course issuer bid (the “Existing Bid”) and establish a new normal course issuer bid (the “New Bid”) to purchase for cancellation up to 30 million of its common shares. The Existing Bid will terminate on September 4, 2025. The New Bid will commence September 5, 2025 and end no later than September 4, 2026. Purchases under the New Bid may be made through the facilities of the TSX and may also be made through other designated exchanges and alternative Canadian trading systems or by such other means as may be permitted by a securities regulatory authority, including under automatic purchase plans, block purchases, private agreements or share purchase programs under exemption orders issued by securities regulatory authorities (an “Exemption Order”).

The Existing Bid to purchase up to 20 million common shares commenced on January 22, 2025 and was scheduled to terminate on January 21, 2026, unless terminated earlier in accordance with its terms. As of August 29, 2025, the Bank purchased 15.95 million common shares under the Existing Bid through purchases on the TSX and alternative trading systems in Canada at an average price of $143.39 per common share for a total amount of $2,287 million. Pursuant to the TSX rules, the common shares purchased under the Existing Bid have been deducted in calculating the maximum number of shares that would be permitted for the New Bid, which is greater than the 30 million common shares that was approved.

The 30 million common shares that may be purchased under the New Bid represents approximately 4.2 per cent of the Bank’s “public float” (as such term is defined in the TSX Company Manual) of common shares.

In connection with the termination of the Existing Bid the Bank intends to terminate the existing automatic securities purchase plan. The Bank intends to establish an automatic securities purchase plan under which its broker, BMO Nesbitt Burns Inc., may at certain points in time purchase its common shares pursuant to the New Bid within a defined set of criteria. The actual number of common shares purchased under the New Bid, the timing of purchases and the price at which the common shares are bought will depend upon future market conditions. Except for any purchases made under an Exemption Order, which will generally be at a discount to the prevailing market price, the purchase price for any common shares purchased by the Bank under the New Bid will be market price at the time of acquisition.

There were 716,360,515 Bank of Montreal common shares issued and outstanding as at July 31, 2025, and the public float was 716,119,627 common shares. The average daily trading volume for the six months ended July 31, 2025, and the daily maximum number of common shares available for purchase, calculated pursuant to the rules of the TSX for the purposes of the New Bid, were 2,879,257 and 719,814 common shares, respectively.

The New Bid will continue to provide the Bank with flexibility to manage its capital position.

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this press release and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this press release may include, but are not limited to, statements with respect to BMO’s normal course issuer bid. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “commit”, “target”, “may”, “schedule”, “forecast”, “outlook”, “seek” and “could” or negative or grammatical variations thereof.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this press release not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: general economic and market conditions in the countries in which we operate, including labour challenges and changes in foreign exchange and interest rates; political conditions, including changes relating to, or affecting, economic or trade matters, including tariffs, countermeasures and tariff mitigation policies; changes to our credit ratings; cyber and information security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; technology resilience, innovation and competition; failure of third parties to comply with their obligations to us; disruptions of global supply chains; environmental and social risk, including climate change; the Canadian housing market and consumer leverage; inflationary pressures; changes in laws, including tax legislation and interpretation, or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, including if the bank were designated a global systemically important bank, and the effect of such changes on funding costs and capital requirements; changes in monetary, fiscal or economic policy; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to successfully execute our strategic plans, complete acquisitions or dispositions and integrate acquisitions, including obtaining regulatory approvals, and realize any anticipated benefits from such plans and transactions; critical accounting estimates and judgments, and the effects of changes in accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; global capital markets activities; the emergence or continuation of widespread health emergencies or pandemics, and their impact on local, national or international economies, as well as their heightening of certain risks that may affect our future results; the possible effects on our business of war or terrorist activities; natural disasters, such as earthquakes or flooding, and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational non-financial, legal and regulatory, strategic, environmental and social, and reputation risk in the Enterprise-Wide Risk Management section of BMO’s 2024 Annual MD&A, as updated by quarterly reports, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this press release is presented for the purpose of assisting shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this press release include those set out in the Economic Developments and Outlook and Allowance for Credit Losses sections of BMO’s 2024 Annual MD&A, as updated by quarterly reports. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy.

For News Media Enquiries:

John Fenton, Toronto, John.Fenton@bmo.com, (416) 867-3996

For Investor Relations Enquiries:

Christine Viau, Toronto, Christine.Viau@bmo.com, (416) 867-6956; Bill Anderson,

Toronto, Bill2.Anderson@bmo.com, (416) 867-7834

Internet: www.bmo.com           X: @BMOmedia

About BMO Financial Group

BMO Financial Group is the seventh largest bank in North America by assets, with total assets of $1.4 trillion as of July 31, 2025. Serving customers for 200 years and counting, BMO is a diverse team of highly engaged employees providing a broad range of personal and commercial banking, wealth management, global markets and investment banking products and services to 13 million customers across Canada, the United States, and in select markets globally. Driven by a single purpose, to Boldly Grow the Good in business and life, BMO is committed to driving positive change in the world, and making progress for a thriving economy, sustainable future, and inclusive society.